September 5, 2024

Erwin Haitzmann, Ph.D.
Chairman of the Board and Co-Chief Executive Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave, Suite 210
Colorado Springs, CO 80903

       Re: Century Casinos, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed on April 29, 2024
           File No. 000-22900
Dear Erwin Haitzmann Ph.D.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
cc:   Doug Wright, Esq.